PARSONS/BURNETT, LLP

2070 Skyline Tower

10900 NE 4th Street

Bellevuue, WA 98004

(425) 451-8036    (425) 451-8568 (Fax)

VIA EDGAR CORRESPONDENCE ONLY

June 18, 2007

Ms. Anne Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Kranti Resources, Inc.

Registration Statement on Form SB-2

Filed April 13, 2007

File No. 333-142096

Dear Ms. Parker:

This letter is in response to your comment letter (the "Comment Letter") dated May 4, 2007, with regard to the Form S-B2 filing of Kranti Resources, Inc., a Nevada corporation ("Kranti" or the "Company") originally filed on April 13, 2007. Our responses herein are keyed to the corresponding comment number from your Comment Letter. Where appropriate we make reference to additional/changed disclosures contained in the Form SB-2A filed on June 18, 2007.

Form SB-2

Fee Table

1. Registration fee table has been amended to reflect a reference to Rule 457(o).

Cover Page

2.    A disclosure has been added to the Cover page indicating that any extension will be reported on Form 8-K and filed with the SEC.

3.    The company has not established, and does not intend to establish, an escrow, trust or other type of account. Therefore, no agreement is in place guaranteeing the return of funds to investors should the minimum number of shares not be sold. A disclosure to this effect has been added on the cover page .

4.    The Company is offering up to a total of 2,000,000 shares on a minimum/maximum offering basis. If the minimum number of 1,250,000 shares is not sold by the close of the offering, any funds raised from the sale of stock will be returned to investors. However, there is no minimum purchase amount required, of any investor, to purchase shares under this offering. The SB2 has been amended to clarify this information. The Company has, however, added an additional disclosure to clear up any confusion in relation to this issue.

5.    The Management section has been cross-referenced on the cover page.

Plan of Distribution; Terms of the Offering, page 14

6.    The SB-2 has been amended to more clearly explain the circumstances under which a post-effective amendment would be used to disclose changes in the Offering represented by this SB-2.

Undertakings, page 57

7.    The required undertaking has been added.

Signature page

8.    The Amendment has been properly dated and signed.

Engineering Comments

History, page 23

9. Mining terms have been defined either in the text or in a table.

Please contact this office with any further comments or questions. We are filing the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Kranti in a prompt response. If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

/s/ James B. Parsons

JAMES B. PARSONS

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